

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2024

Nathan Puente
Chief Executive Officer and Director
Lelantos Holdings, Inc.
3690 W. El Moraga Place
Tucson, AZ 85745

> **Re: Lelantos Holdings, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed May 16, 2024**
> **File No. 024-12414**

Dear Nathan Puente:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 7, 2024 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Cover Page

1. We note your response to prior comment 2, including your revisions to the Risk Factors section to disclose the percentage of Preferred Stock held by your officers and directors, the conversion value, and the voting rights associated with the shares. Please revise the cover page to include similar disclosure.

General

2. Please provide an updated balance sheet (unconsolidated if possible) of the issuer (including its subsidiaries) as of May 31, 2024.

3. Please provide a more comprehensive, detailed legal analysis regarding whether the issuer and each of its subsidiaries meets the definition of an "investment company" under Section 3(a)(1)(C) of the Investment Company Act of 1940. Please include in your

analysis all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

Without limiting the generality of the foregoing question, please provide factual support and a comprehensive, detailed legal analysis regarding whether the issuer views its investments in Eco Management Systems to be "investment securities" as defined under Section 3(a)(2) of the Investment Company Act of 1940. As part of this response, please:

- state the issuer's percentage ownership of Eco Management Systems;
- describe the issuer's ownership and control rights in detail; and
- confirm the issuer's present intention with respect to its investments in Eco Management, including a clarification of the following: "*The issuer only owns equity securities of its subsidiary (Eco Management) and has no intent of selling the equity securities to invest in other securities while arranging to acquire a new majority- or wholly-owned subsidiary; selling a large operating division of the subsidiary and investing the proceeds in securities pending acquisition of a new majority- or wholly-owned subsidiary; or making a tender offer to stockholders of a non-investment company and failing to obtain a majority of the target company's stock.*"

4. To the extent that the issuer is relying on the temporary safe-harbor provided by rule 3a-2:
    - Please supplementally provide (i) a copy of the resolution made by your board of directors pursuant to rule 3a-2(a)(2) and (ii) the date on which such resolution was recorded contemporaneously in your minute books.
    - Please provide (i) the date on which the one-year period commenced pursuant to rule 3a-2(b), together with (ii) the legal analysis supporting this determination.
    - Please provide an analysis of whether the issuer has relied on the temporary safe-harbor provided by rule 3a-2 under the Investment Company Act of 1940 at any other point during the three-year period prior to the date identified above on which the issuer believes that the one-year period commenced pursuant to rule 3a-2(b).

Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Patrick Ryan Morris